Exhibit 99.1

ATA Announces Results of Annual General Meeting of Shareholders

Beijing, China, August 30, 2013 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced that it held its 2013 Annual General Meeting of Shareholders (“AGM”) on Friday, August 30, 2013. All of the proposals submitted to shareholders at the 2013 AGM were approved.

Specifically, shareholders approved:

1.        Re-election of Hope Ni and Alec Tsui, each to serve as class C directors of the Company for a term of three years; and

2.        Appointment of KPMG as the Company’s independent auditor for the fiscal year ending March 31, 2014.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2013, ATA’s test center network comprised 2,810 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 50.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at http://www.ata.net.cn/.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com